September 26, 2019

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2018

Filed April 29, 2019

File No. 001-15006

Dear Ms. Blye,

I refer to your letter (the “Comment Letter”) dated September 3, 2019 relating to the 20-F of PetroChina Company Limited (the “Company”) for the year ended December 31, 2018 which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2019. Set forth below are the Company’s responses to the Comment Letter, with the paragraph numbering corresponds to the paragraphs of the Comment Letter, which have been retyped below in bold for your ease of reference.

Risk Factors, page 10

Risks Related to Outbound Investment and Trading

1.

You no longer disclose that Syria and Sudan are countries in which CNPC and its affiliates and subsidiaries undertake investments, operations and trading. We are aware of several recent news articles reporting that CNPC has oil and gas contacts in Syria and Sudan. Similarly, you do not include disclosure about North Korea. Several 2017 news articles report that CNPC sold crude to North Korea and had other contacts with that country. North Korea, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries since your letter to the staff dated September 29, 2016, including contacts with their governments, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

Response:

The Company respectfully advises the staff that, based on our inquiry with the Company’s controlling shareholder, China National Petroleum Corporation, or CNPC, given that CNPC has comprehensively ceased operation in Syria since 2012, the Company did not refer to Syria in its sanction-related risk factors in its 20-F for 2018. With respect to North Korea, after the U.N. Security Council adopted the Resolution 2375 on September 11, 2017, CNPC has not since conducted any dealings with North Korea. Therefore the Company did not refer to North Korea in its 20-F for 2018. With respect to Sudan, CNPC has insignificant business in Sudan, but as the U.S. lifted comprehensive economic sanctions against Sudan in October 2017 (although it is still being designated as a State Sponsor of Terrorism), the Company did not refer to Sudan in the sanction-related risk factors in its 20-F for 2018.

The Company believes that its investors understand clearly that CNPC and the Company are two separate entities and the Company has no control over CNPC’s business activities. None of the Company or any of its subsidiaries has been involved in CNPC’s contacts with the subject countries, if any, nor has derived any profit from such contacts. Since the letter to the staff dated September 29, 2016, except for processing a small quantity of crude oil sourced from Sudan, the Company and its subsidiaries do not have any direct or indirect contacts with the subject countries, including contacts with their governments, and will not have such contacts in the future unless such contacts are not in violation of any relevant sanctions such as by the U.S. and the U.N. The Company will, as usual, make appropriate disclosure, including quantitative and qualitative disclosure, about its business in relation to countries that are subject to sanctions in any future 20-F.

2.

Please discuss the materiality of any contacts with North Korea, Syria and Sudan since the 2016 letter, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:

The Company respectfully advises the staff that, in quantitative terms, the revenue of the Company derived from processing crude oil sourced from Sudan has been insignificant, which accounted for approximately 0.027%, 0.117%, 0.099% and 0.134% of the Company’s total revenue in the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2019, respectively. In qualitative terms, the Company believes that such limited contact with Sudan would not have any material adverse effect on its reputation and share value. The Company believes that an investor would deem it reasonable and acceptable that the Company processes a small quantity of crude oil sourced from Sudan in order to meet the Company’s normal production requirements and maintain efficient operations of its facilities. The Company further notes that the U.S. Treasury Department permanently lifted comprehensive economic sanctions against Sudan in October 2017, and that its processing of oil sourced from Sudan is not prohibited by the restrictions imposed on Sudan as a designated State Sponsor of Terrorism. For the foregoing reasons, the Company believes that its processing of a small quantity of crude oil sourced from Sudan does not constitute a material investment risk for the Company’s security holders.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact Mr. Fang WEI or me (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information. In addition, you may also contact me or our attorney, Mr. Matthew Bersani (mbersani@shearman.com; telephone: +852.2978.8096) if you have any questions about the Company’s 20-F in the future.

Very truly yours,

/s/ CHAI Shouping
Name:	CHAI Shouping
Title:	Chief Financial Officer

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